Date of Filing:  October 1, 2001



                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.




                                  FORM U5A


                        NOTIFICATION OF REGISTRATION



                      Filed Under Section 5(a) of the
                 Public Utility Holding Company Act of 1935



                     ----------------------------------


                      Great Plains Energy Incorporated

                     ----------------------------------



     The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:


1.   Exact Name of Registrant:

         Great Plains Energy Incorporated

2.   Address and Principal Executive Offices:

         1201 Walnut Street
         Kansas City, Missouri  64106

3.   Name and Address of Officer to Whom Notices and Communications Should be
     Addressed:

         Bernard J. Beaudoin
         Chairman of the Board, President
              and Chief Executive Officer
         Great Plains Energy Incorporated
         1201 Walnut Street
         Kansas City, Missouri  64106

         with copies to:

         William C. Weeden
         Skadden, Arps, Slate, Meagher & Flom LLP
         1440 New York Avenue, N.W.
         Washington, D.C. 20008

         William G. Riggins
         Great Plains Energy Incorporated
         1201 Walnut Street
         Kansas City, Missouri 64106




4. Required Information Regarding the Registrant and each Subsidiary Company Thereof (Indented to Reflect Parent-Subsidiary Relationships):


                                                                            State of                  Type of
                     Name of Company                       Organization*   Organization               Business
                     ---------------                       ------------    ------------               --------
Great Plains Energy Incorporated                                  C             MO       Holding Company
   Great Plains Power Incorporated                                C             MO       Power Generation
   Kansas City Power & Light Company                              C             MO       Electric Utility
       KCPL Receivable Corporation                                C             DE       Accounts Receivables Management
       Home Service Solutions Inc.                                C             MO       Intermediate Holding Company
          Worry Free Service, Inc.                                C             MO       Energy-Related Company
          R.S. Andrews Enterprises, Inc.                          C             DE       Energy-Related Company
              RSA Services Termite & Pest Control, Inc.           C             GA       Energy-Related Company
              Premier Service Systems, Inc.                       C             GA       Energy-Related Company
              R.S. Andrews Enterprises of Alabama, Inc.           C             GA       Energy-Related Company
              R.S. Andrews Enterprises of Charleston, Inc.        C             GA       Energy-Related Company
              R.S. Andrews Enterprises of Columbus, Inc.          C             GA       Energy-Related Company
              R.S. Andrews Enterprises of Dallas, Inc.            C             GA       Energy-Related Company
              R.S. Andrews Enterprises of Kansas, Inc.            C             GA       Energy-Related Company
              R.S. Andrews Enterprises of South Carolina, Inc.    C             GA       Energy-Related Company
              R.S. Andrews of Chattanooga, Inc.                   C             GA       Energy-Related Company
              R.S. Andrews of Fairfax, Inc.                       C             GA       Energy-Related Company
              R.S. Andrews of Florida, Inc.                       C             GA       Energy-Related Company
              R.S. Andrews of Maryland, Inc.                      C             GA       Energy-Related Company
              R.S. Andrews of Palm Beach, Inc.                    C             GA       Energy-Related Company
              R.S. Andrews Services, Inc.                         C             GA       Energy-Related Company
              R.S. Andrews of Stuart II, Inc.                     C             GA       Energy-Related Company
              R.S. Andrews of Tidewater, Inc.                     C             GA       Energy-Related Company
              R.S. Andrews of Wilmington, Inc.                    C             GA       Energy-Related Company
              R.S. Andrews of Jonesboro, Inc.                     C             GA       Energy-Related Company
              R.S. Andrews of Topeka, Inc.                        C             GA       Energy-Related Company
              R.S. Andrews Enterprises of Virginia, Inc.          C             GA       Energy-Related Company
              R.S. Andrews Enterprises of Tennessee, Inc.         C             GA       Energy-Related Company
              R.S. Andrews of DeSoto, Inc.                        C             GA       Inactive
              R.S. Andrews of Grand Prairie, Inc.                 C             GA       Inactive
              R.S. Andrews of Grapevine, Inc.                     C             GA       Inactive
              R.S. Andrews of Orlando, Inc.                       C             GA       Inactive
              R.S. Andrews of Sacramento, Inc.                    C             GA       Inactive
              RSA Services of Florida, Inc.                       C             GA       Inactive
              R.S. Andrews Showcase of Atlanta, Inc.              C             GA       Inactive
              R.S. Andrews of Vero Beach, Inc.                    C             GA       Inactive
              R.S. Andrews Home Warranty of Texas, Inc.           C             GA       Inactive
              R.S. Andrews Home Warranty of Florida, Inc.         C             GA       Inactive
              R.S. Andrews of Stuart I, Inc.                      C             GA       Inactive
       Wolf Creek Nuclear Operating Corporation                   C             DE       Nuclear Operation & Management Company
   KLT Inc.**                                                     C             MO       Intermediate Holding Company
       Energetechs, Inc.                                          C             MO       Inactive
       KLT Investments Inc.                                       C             MO       Intermediate Holding Company
       KLT Investments II Inc.                                    C             MO       Intermediate Holding Company
       KLT Energy Services Inc.                                   C             MO       Energy-Related Company
          Custom Energy Holdings, LLC                            LLC            DE       Energy-Related Company
              Strategic Energy, LLC                              LLC            DE       Energy-Related Company
       KLT Gas Inc.                                               C             MO       Oil & Gas Production Company
          Apache Canyon Gas, L.L.C.                              LLC            DE       Oil & Gas Production Company
          Far Gas Acquisitions Corporation                        C             CO       Intermediate Holding Company
          Forest City, LLC                                       LLC            DE       Oil & Gas Production Company
          Forest City Gathering, LLC                             LLC            DE       Oil & Gas Production Company
          KLT Gas Operating Company                               C             MO       Oil & Gas Production Company
          Patrick KLT Gas, LLC                                   LLC            OK       Oil & Gas Production Company
       KLT Telecom Inc.                                           C             MO       Telecommunications Company
          Advanced Measurement Solutions, Inc.                    C             DE       Inactive
          Copier Solutions, LLC                                  LLC            MO       Inactive
          DTI Holdings, Inc.                                      C             MO       Telecommunications Company
              Digital Teleport, Inc.                              C             MO       Telecommunications Company
              Digital Teleport of Virginia, Inc.                  C             VA       Telecommunications Company
          eChannel, Inc.                                          C             DE       Telecommunications Company
          Municipal Solutions, L.L.C.                            LLC            DE       Inactive
          Signal Sites Incorporated                               C             DE       Telecommunications Company
          Telemetry Solutions, L.L.C.                            LLC            DE       Inactive
          globalutilityexchange.com, LLC                         LLC            MO       Inactive



*  C = Corporation
   LLC = Limited Liability Company
** KLT Inc. is currently a subsidiary of Kansas City Power and Light
   Company; however, Kansas City Power and Light Company will dividend KLT Inc. up to Great Plains Energy Incorporated in the near future.



                                 SIGNATURE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Kansas City in the State of Missouri, on the 1st day of October, 2001.

                                     Great Plains Energy Incorporated
(SEAL)
                                     By:  /s/ Bernard J. Beaudoin
                                          -------------------------------------
                                              Bernard J. Beaudoin
                                              Chairman of the Board, President
                                              and Chief Executive Officer

Attest:

/s/ Jeanie Sell Latz
--------------------------
Jeanie Sell Latz
Secretary





                                VERIFICATION


State of Missouri     )
                      )        ss.
County of Ray         )

       The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated October 1, 2001, for and on behalf of Great Plains Energy Incorporated; that he is the [title] of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

                                            /s/ Bernard J. Beaudoin
                                            ------------------------------------
                                            Bernard J. Beaudoin
                                            Chairman of the Board, President
                                              and Chief Executive Officer

(OFFICIAL SEAL)

Subscribed and sworn to before me this 1st day of October, 2001.

/s/ Jacquetta L. Hartman
-------------------------
Jacquetta L. Hartman
Notary Public


My commission expires on 4-8-2001.